Exhibit 6.9

PUT CALL AGREEMENT

This PUT CALL AGREEMENT (the “Agreement”), dated January 11, 2017 (the “Effective Date”), is entered into by and among Institute For Wealth Management Holdings, Inc., a Delaware corporation (“IWH”), Michael Dugan and Ann Dugan (Michael Dugan and Ann Dugan, collectively the “Shareholder”), Cherry, Inc., a Delaware corporation (“Cherry”) and Cherry Acquisition, Inc., a Delaware corporation (“Merger Sub”).

W I T N E S S E T H:

WHEREAS, the Shareholder owns 214,286 shares of IWH’s Series A Convertible Preferred Stock (the “Existing Shares”);

WHEREAS, IWH intends to enter into an Agreement and Plan of Merger by and among, IWH, Cherry and Merger Sub, pursuant to which, among other things, Merger Sub will merge with and into IWH resulting in IWH becoming a wholly-owned subsidiary of Cherry and each share of IWH Series A Convertible Preferred Stock is converted into 1.6013 shares of Cherry’s Series C Convertible Preferred Stock (the “Merger”);

WHEREAS, if the Merger closes, the Shareholder will own 343,136.17 shares of Cherry’s Series C Convertible Preferred Stock (the “New Shares”);

WHEREAS, the parties hereto desire to provide for certain put and call rights and obligations with respect to the Shares.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements hereinafter contained, the parties hereby agree as follows:

ARTICLE I

PUT AND CALL RIGHTS

Section 1.01    Certain Definitions. For purposes of this Agreement; the following terms shall have the meanings specified in this Section 1.01:

(a)	“Company’’ shall mean (i) if prior to the Merger, IWH, and (ii) if after the Merger, Cherry.

(b)	“Shares” shall mean (i) if prior to the Merger, the Existing Shares, and (ii) if after the Merger, the New Shares.

Section 1.02    Anniversary Put Right. The Shareholder shall have the right to cause the Company to purchase all (but not less than all) of the Shares as set forth in this Section 1.02. Except if the Shareholder receives a Liquidation/Conversion Notice, the Shareholder must deliver written notice of such exercise (an “Anniversary Put Notice”) to the Company on or before the first anniversary of the Effective Date. If the Shareholder does not deliver an Anniversary Put Notice on or before the first anniversary of the Effective Date, the Shareholder’s put right pursuant to this Section 1.02 shall be forfeited and of no force and effect. Upon receipt of such an Anniversary Put Notice by the Company from the Shareholder within the time period specified above, the Shareholder shall sell, and the Company shall purchase, all of the Shares free and clear of all liens and encumbrances, and the sale and purchase shall be closed within the later of (a) thirty (30) days after the date of receipt of the Anniversary Put Notice or (b) the first anniversary of the Effective Date. The purchase price for the Shares shall be $350,000 (the “Purchase Price”).

Section 1.03    Reserved

Section 1.04    Company Call Rights. To the extent the Shareholder does not exercise his put right pursuant to Section 1.02, the Company shall have the right to purchase the Shares. The Company must deliver written notice of such exercise (a “Call Notice”) to the Shareholder on or before the date ten (10) days after the first anniversary of the Effective Date. If the Company does not deliver a Call Notice on or before the date ten (10) days after the first anniversary of the Effective Date, the Company’s call right pursuant to this Section 1.04 shall be forfeited and of no force and effect. Upon receipt of such a Call Notice by the Shareholder from the Company within the time period specified above, the Shareholder shall sell, and the Company shall purchase, all of the Shares free and clear of all liens and encumbrances, and the sale and purchase shall be closed within thirty (30) days after the date of receipt of the Call Notice. The purchase price for the Shares shall be the Purchase Price.

Section 1.05    Conversion. Until such time as the Company’s Call Rights pursuant to Section 1.04 terminate, the Shareholder agrees that he will not convert the Shares into the Company’s common stock. Any attempt to convert the Shares shall be void and of no force and effect.

Section 1.06    Closing Deliverables. Subject to the terms and conditions of this Agreement, upon the sale of the Shares pursuant to Sections 1.02 or 1.04, the Shareholder will deliver to the Company all certificates evidencing the Shares accompanied by a stock power in form and substance reasonably acceptable to the Company executed by the Shareholder in favor of the Company, and the Company will deliver to the Shareholder payment of the Purchase Price by wire transfer or check.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Section 2.01    Representations and Warranties. IWH, Cherry and Merger Sub hereby represent, warrants and covenants to Shareholder as follows:

(a)	Each such party is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each such party is duly licensed or qualified to do business as a foreign corporation in all jurisdictions where the failure to be so qualified would materially adversely affect its ability to perform its obligations hereunder. It has all requisite corporate power and authority to own its properties and carry on its business as now conducted.

(b)

The execution, delivery and performance (as provided herein) by each such party of this Agreement has been duly authorized by all requisite corporate action (including without limitation any necessary action of its directors and shareholders) and will not violate any applicable provisions of law or any order of any court or any agency of government and will not conflict with or result in a breach under (i) any such party’s Articles of Incorporation or By-Laws, or (ii) any material agreement to which any such party is a party or by which any such party is bound. This Agreement is a legal, valid and binding obligation of each such party, enforceable in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally.

(c)	Upon the closing of the Merger, each share of IWH Series A Convertible Preferred Stock is converted into 1.6013 shares of Cherry’s Series C Convertible Preferred Stock.

(d)	Upon the closing of the Merger, the Shareholder will own 343,136.17 shares of Cherry’s Series C Convertible Preferred Stock.

ARTICLE III

MISCELLANEOUS

Section 3.01    Amendments, Modifications and Waivers. The provisions of this Agreement may be from time to time amended, modified or waived, if such amendment, modification or waiver is in writing and signed by all parties hereto.

Section 3.02    Notices. All notices, demands and other communications provided for or permitted hereunder shall be made in writing and shall be by registered or certified first-class mail, return receipt requested, facsimile (with receipt confirmed) e-mail (with receipt confirmed), or nationally recognized overnight courier service or personal delivery:

(a) if	to the Company and/or Merger Sub:

Cherry, Inc.

Two Galleria Tower, 13455 Noel Road, Suite 100

Dallas, Texas 75240

Fax: (972) 450-6001

Email: rusty.moore@cherryfp.com

With a copy to:

The Institute for Wealth Management, LLC

1776 Lincoln Street, Suite 950

Denver, CO 80203

Fax: (303) 572-3515

Email: mattm@ instituteforwealth.com

(b) if	to the Shareholder:

Michael T. Dugan and Ann Dugan

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Email: [                        ]

Notwithstanding the foregoing, any party may change its notice address for purposes hereof by giving notice of such intended change in accordance with this Section 3.02. All notices and communications shall be deemed to have become effective and been duly given: if personally delivered, when delivered by hand; if delivered by commercial overnight courier service, the next business day after being properly deposited, prepaid, with the courier; if mailed, three (3) business days after being deposited in the mail, postage prepaid; or if transmitted by facsimile or e-mail, when receipt is electronically confirmed by sender’s facsimile or computer, if sent on a business day during normal business hours (before 5:00 pm central standard time), or, if not, on the first business day thereafter.

Section 3.03    Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of the parties hereto.

Section 3.04    Signatures; Counterparts. Facsimile or .pdf transmissions of any executed original document and/or retransmission of any executed facsimile or .pdf transmission shall be deemed to be the same as the delivery of an executed original. At the request of any party hereto, the other parties hereto shall confirm facsimile or ..pdf transmissions by executing duplicate original documents and delivering the same to the requesting party or parties. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

Section 3.05    Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

Section 3.06    Governing Law and Venue. This Agreement shall be governed by, construed in accordance with, and enforced under, the laws of the State of Delaware, without regard to the principles of conflicts of law of such state. Any and all disputes arising out of, or in connection with, the interpretation, performance or the nonperformance of this Agreement shall be litigated before the federal and state courts in either the State of Delaware or Colorado, at the filing party’s discretion, provided that if any such dispute involves the interpretation of any other document associated with the Merger, including without limitation that certain Letter of Transmittal to Accompany Certificates Representing Shares of Capital Stock of Institute for Wealth Management Holdings, Inc. executed by Shareholder and that certain Certificate of Powers Designations, Preferences and Rights of the Series C Convertible Preferred Stock of Institute for Wealth Management Holdings, Inc. Pursuant to Section 151(g) of the General Corporation Law of the State of Delaware, then any such dispute shall be litigated solely and exclusively before the federal and state courts in the State of Delaware. The parties agree and voluntarily consent to the personal jurisdiction of, and waive any objection to venue in, such courts for such purposes and agree to accept service of process outside the State of Colorado and/or Delaware in any matter to be submitted to any such court pursuant hereto.

Section 3.07    Severability. If any one or more of the provisions contained in this Agreement, or the application thereof in any circumstance, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired, unless the provisions held invalid, illegal or unenforceable shall substantially impair the benefits of the remaining provisions of this Agreement. The parties hereto further agree to replace such invalid, illegal or unenforceable provision of this Agreement with a valid, legal and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid, illegal or unenforceable provision.

Section 3.08    Entire Agreement. This Agreement is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein and therein. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein or therein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

Section 3.09    Further Assurances. Each of the parties shall execute such documents and perform such further acts (including obtaining any consents, exemptions, authorizations, or other actions by, or giving any notices to, or making any filings with, any governmental authority or any other person) as may be reasonably required or desirable to carry out or to perform the provisions of this Agreement.

Section 3.10    Cumulative Powers. Each party to this Agreement shall pay all of their own costs and expenses (including attorneys’ fees and other legal costs and expenses and accountants’ fees and other accounting costs and expenses) incurred in connection with this Agreement and the transactions contemplated hereby; provided, however, that if either party brings suit or other legal action to enforce the terms hereof or declare rights hereunder, the prevailing party in any such action, or appeal thereon, shall be entitled to its reasonable attorneys’ fees and court costs to be paid by the losing party as fixed by the court in the same or separate suit, and whether or not such action is pursued to decision or judgment.

Section 3.11    Specific Performance. The parties agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with the term hereof or were otherwise breached. It is accordingly agreed that each party will be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of the this Agreement in any state or federal court of competent jurisdiction, and the parties hereby submit to the jurisdiction of such court and agree not to raise any objection to venue in such court, this being in addition to any other remedy to which they are entitled at law or in equity without prejudice to any other rights or remedies that may otherwise be available to such party.

Section 3.12    Time of Essence. Time is of the essence with respect to the performance of any obligation under this Agreement.

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound, have executed and delivered this Agreement as of the Effective Date.

Cherry, Inc.

/s/ D.M. Rusty Moore
By:	D.M. Rusty Moore
Title:	President/CEO

Institute For Wealth Management Holdings, Inc.

/s/ Matthew D. Medeiros
By:	Matthew D. Medeiros
Title:	President/CEO

/s/ Michael Dugan
Michael Dugan

/s/ Ann Dugan
Ann Dugan

Cherry Acquisition, Inc.

D.M. Rusty Moore
By:	D.M. Rusty Moore
Title:	President/CEO